VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

February 6, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,343	6/23/2016	485BPOS	0000930413-16-007468
2,337	6/15/2016	485BXT	0001137360-16-001121
2,336	6/10/2016	485BXT	0001137360-16-001119
2,335	6/8/2016	485BXT	0001137360-16-001117
2,333	6/3/2016	485BXT	0001137360-16-001112
2,322	5/31/2016	485BPOS	0000930413-16-007286
2,305	5/6/2016	485BXT	0001137360-16-001055
2,276	4/8/2016	485BXT	0001137360-16-000999
2,259	3/29/2016	485BXT	0001137360-16-000965
2,247	3/22/2016	485BXT	0001137360-16-000945
2,236	3/11/2016	485BXT	0001137360-16-000923
2,229	3/4/2016	485BXT	0001137360-16-000911
2,218	2/25/2016	485BXT	0001137360-16-000889
2,187	1/26/2016	485BXT	0001137360-16-000830
2,090	11/12/2015	485APOS	0000930413-15-004295

The Amendments relate to VanEck Vectors Long/Flat Commodity ETF (f/k/a Market Vectors Long/Flat Commodity ETF), a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2048. Thank you.

Best regards,

/s/ Matthew A. Babinsky

Matthew A. Babinsky

Assistant Vice President and Assistant Secretary